

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

June 4, 2010

Ms. Rachel Stark-Cappelli
Chief Executive Officer
Obscene Jeans Corp.
1522 Romallo Lane
Sarasota, FL 34232

>    **RE:    Obscene Jeans Corp.**
>    **Amendment to Registration Statement on Form S-1**
>    **File No. 333-166064**
>    **Filed May 24, 2010**

Dear Ms. Stark-Cappelli:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.  We note your response to comment four from our letter dated May 7, 2010.
    However, we continue to note this statement in your document.  Please revise to
    remove the statement that the "information contained in [your] prospectus is accurate
    only as of the date of [the] prospectus, regardless of the time of delivery of [the]

prospectus or of any sale of [y]our common shares" or advise.  We again direct your attention to Item 512 undertakings regarding the company's duty to update information in the prospectus.

Summary Information, page 4

2.  We note your revisions in response to comment six from our letter dated May 7, 2010.  However, we continue to note similar disclosure on page 24, which continues to refer to your proposed business as including designing, manufacturing, distributing, marketing and selling jeans.  We also note similar disclosure in footnote 1 to the financial statements.

3.  We note your response to prior comment 11 from our letter dated May 7, 2010 and believe additional discussion is warranted in the risk factor consistent with the prior comment.  In addition, your response indicates that you do not know whether your shares will meet with the respective 'blue sky' laws of the individual states.  Please explain supplementally which states you have or will applied for registration or exemption, and if you have not done so, when you plan on obtaining the registration or exemption.

Business Description, page 21

4.  We note the disclosure on page 22 that you plan on entering into outsourcing agreements with independent agents for the manufacturing, marketing, selling and distribution of your proposed products.  Please disclose how you plan to structure the outsourcing agreements and to the extent you have a form of the agreement you plan to enter into with these independent agents, please file as an exhibit.

5.  We note the disclosure on page 22 that you do not have a management or design agreement in place with Ms. Stark-Cappelli.  Please clarify whether you plan on entering into such an agreement in the future and to the extent known, any proposed terms.

6.  We note your response to comment 17 from our letter dated May 7, 2010.  Please provide the bases for your belief of your competitive strengths in the prospectus, rather than in your response letter.  In addition, your response does not appear to justify your statements regarding "the anticipated quality of the denim and the superiority of the finish" or your "superior value for the quality, style, fit and finish …" Please revise to remove or advise us how these will be competitive strengths of yours relative to your competition.

Ms. Stark-Cappelli
Chief Executive Officer
Obscene Jeans Corp.
June 4, 2010
p. 3

Management's Discussion and Analysis, page 28

7.  We note your response to comment 22 from our letter dated May 7, 2010 and the
    revised text.  However, we believe additional disclosure is warranted.  We continue to
    note that the milestones are dependent upon additional funding.  Please expand upon
    your response to address the impact on the timing of the milestones, and your ability
    to achieve your objectives, if you are unable to raise additional funds.  Please explain
    your re-examination of your proposed business activities to use your resources most
    efficiently.  In addition, we continue to note that some of the milestones are
    dependent upon completion of earlier milestones.  For instance, the completion of
    your initial samples is dependent upon the design of the proposed products.
    Therefore, please provide more specificity as to the proposed timing of each
    milestone. In addition, please disclose the estimated time for commencing the time
    frame.  You currently only state how long it will take to complete each milestone, not
    when each milestone will commence and end.

Management, page 34

8.  We partially reissue comment 27 from our letter dated May 7, 2010.  Please revise to
    provide the disclosure contemplated by Item 401(e) of Regulation S-K.

9.  We reissue comment 28 from our letter dated May 7, 2010.  Please disclose the
    amount and percent of time Ms. Stark-Capelli currently devotes to the company.

Exhibits

Exhibit 99

10. Your subscription agreement indicates that, except as provided in the subscription
    agreement, the agreement "contains the entire agreement between the parties with
    respect to the Shares and there are no other terms, conditions, representations or
    warranties whether expressed, implied, or written by statute, by common law …"
    This phrase should be deleted unless the representations are included because of state
    law or some other requirement.  In that event, a copy of the requirement should be
    furnished to us as supplemental information and the subscription agreement must be
    revised to include a statement in a prominent place informing the subscribers that by
    making such representations they have not waived any right of action they may have
    under the applicable federal securities laws. In addition, it should be noted that the federal
    securities laws, including Section 14 of the Securities Act, specifically provide that any
    such waiver would be unenforceable. The subscription agreement should also note
    whether the company intends to assert the representations as a defense in any subsequent
    litigation. We may have further comment.

Ms. Stark-Cappelli
Chief Executive Officer
Obscene Jeans Corp.
June 4, 2010
p. 4

11. We note the statement that the subscription agreement is an irrevocable offer to
purchase the number of shares covered by the subscription agreement.  Advise us
how, under applicable state law, the offer to subscribe to purchase shares can legally
be an <u>irrevocable</u> offer to purchase those shares.  We may have further comment.


<u>Closing Comments</u>

   As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Blaise Rhodes at (202) 551-3774 if you have questions
regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at
(202) 551-3357.


         Sincerely,


         John Reynolds
         Assistant Director


  cc.  William MacDonald
      (604) 681-4760